BY EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

June 3, 2016	Corey R. Chivers +1 212 310 8893 corey.chivers@weil.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4 of General Electric Company, GE Capital International Holdings Limited and GE Capital International Funding Company Unlimited Company

Dear Ladies and Gentlemen:

On behalf of GE Capital International Funding Company Unlimited Company, formerly GE Capital International Funding Company (the “Company”), General Electric Company and GE Capital International Holdings Limited (together with the Company, the “Registrants”), please accept for filing, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Registrants’ Registration Statement on Form S-4 relating to the offers (the “Exchange Offers”) to exchange the Company’s outstanding (i) $6,106,952,000 aggregate principal amount of 2.342% Senior Notes due 2020, (ii) $1,979,425,000 aggregate principal amount of 3.373% Senior Notes due 2025 and (iii) $11,464,668,000 aggregate principal amount of 4.418% Senior Notes due 2035 for a like principal amount of the Company’s (i) $6,106,952,000 aggregate principal amount of 2.342% Senior Notes due 2020 (the “2020 New Notes”), (ii) $1,979,425,000 aggregate principal amount of 3.373% Senior Notes due 2025 (the “2025 New Notes”) and (iii) $11,464,668,000 aggregate principal amount of 4.418% Senior Notes due 2035 (the “2035 New Notes,” and together with the 2020 New Notes and 2025 New Notes, the “New Notes”) that are registered under the Securities Act.

Please be advised that funds in the amount of $1,968,790.24 representing the registration fee for the filing of the Registration Statement have been transferred by electronic wire transfer to the Securities and Exchange Commission.

Additionally, please note that the Registrants are registering the New Notes in reliance on the Staff’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please find attached as Exhibit A a supplemental letter stating that the Registrants are registering the Exchange Offers in reliance on the Staff’s position contained in these no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

*        *        *

Please contact the undersigned at (212) 310-8893 with any questions or comments concerning the above or the Registration Statement generally.

Sincerely,

/s/ Corey R. Chivers
Corey R. Chivers, Esq.

EXHIBIT A

General Electric Company

GE Capital International Holdings Limited

GE Capital International Funding Company Unlimited Company

June 3, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

General Electric Company (“GE”), GE Capital International Holdings Limited (“GECIHL”) and GE Capital International Funding Company Unlimited Company, formerly GE Capital International Funding Company (“GECIF”, and together with GE and GECIHL, the “Companies”) are seeking to register (i) $6,106,952,000 aggregate principal amount of 2.342% Senior Notes due 2020 (the “2020 New Notes”), (ii) $1,979,425,000 aggregate principal amount of 3.373% Senior Notes due 2025 (the “2025 New Notes”) and (iii) $11,464,668,000 aggregate principal amount of 4.418% Senior Notes due 2035 (the “2035 New Notes,” and together with 2020 New Notes and 2025 New Notes, the “New Notes”) of GECIF and the related guarantee of the New Notes by GE and GECIHL under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”), in reliance upon the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991). As described in the Registration Statement, the New Notes will be offered (the “Exchange Offers”) in exchange for a like principal amount of GECIF’s (i) 2.342% Senior Notes due 2020 (the “2020 Old Notes”), (ii) 3.373% Senior Notes due 2025 (the “2025 Old Notes”) and (iii) 4.418% Senior Notes due 2035 (the “2035 Old Notes,” and together with 2020 Old Notes and 2025 Old Notes, the “Old Notes”), in each case, not registered under the Securities Act. On October 26, 2015, $6,106,952,000 in aggregate principal amount of the 2020 Old Notes, $1,979,425,000 in aggregate principal amount of the 2025 Old Notes and $11,464,668,000 in aggregate principal amount of the 2035 Old Notes were issued by GECIF in private exchange offers to qualified institutional buyers as defined in Rule 144A under the Securities Act in transactions exempt under the Securities Act and outside the United States to persons other than U.S. persons pursuant to Regulation S under the Securities Act.

In accordance with the Staff’s position enunciated in Morgan Stanley & Co. Incorporated, the Companies represent that they have not entered into any arrangement or understanding with any person, including, without limitation, any broker-dealer, to distribute the New Notes to be received in the Exchange Offers and, to the best of the Companies’ information and belief, each person participating in the Exchange Offers is acquiring the New Notes in the ordinary course of its business and is not engaging in and does not intend to engage in a distribution and has no arrangement or understanding with any person to participate in a distribution of the New Notes to be received in the Exchange Offers. In this regard, the Companies will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any holder of Old Notes using the Exchange Offers to participate in a distribution of the New Notes to be acquired in the Exchange Offers (a) cannot rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Companies acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Companies further represent that, with respect to any broker-dealer that participates in the Exchange Offers with respect to the Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Companies or an affiliate of the Companies to distribute the New Notes.

Additionally, in accordance with the Staff’s position enunciated in Shearman & Sterling (avail. July 2, 1993), the Companies will (a) make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offers so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resales of such New Notes and (b) include in the letter of transmittal accompanying the Exchange Offers prospectus the following additional provision:

If the undersigned is a participating broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

The letter of transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

General Electric Company

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President Chief Corporate, Securities and Finance Counsel

GE Capital International Holdings Limited

By:	/s/ Sian Ong
Name:	Sian Ong
Title:	Authorized Signatory

GE Capital International Funding Company Unlimited Company

By:	/s/ Robert Green
Name:	Robert Green
Title:	Director